Exhibit 99.28

FOR IMMEDIATE RELEASE

Not for Distribution to the United States Newswire Services or for Dissemination in the United States

SANDSPRING RESOURCES ANNOUNCES LAUNCH OF
EARLY WARRANT INCENTIVE PROGRAM
Program to commence on February 23, 2010

February 22, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce a warrant incentive program (the “Program”) designed to encourage the early exercise of up to 8,682,131 of its outstanding unlisted warrants (the “Warrants”), which excludes any Warrants held by insiders of the Company. The Warrants are currently exercisable at a price of $0.50 per share until November 24, 2012. The Company is offering an inducement of an additional 0.08 of a common share per Warrant (the “Incentive Shares”) to each Warrant holder that exercises its Warrants during a 30 calendar day early exercise period (the “Early Exercise Period”), that will commence tomorrow, Tuesday February 23, 2010, at 9:00 a.m. (Toronto time) and expire on Thursday March 25, 2010 at 5:00 p.m. (Toronto time) (the “Early Exercise Expiry Date”).  The Company also intends to issue Incentive Shares to each previous holder of Warrants that has exercised Warrants to-date, resulting in additional Incentive Shares being issued to previous holders of an aggregate of 794,371 Warrants. The Incentive Shares will be subject to a four month hold period from the date of issuance.

If all of the Warrants are exercised during the Early Warrant Exercise Period, Sandspring expects to:

*          Receive gross proceeds of approximately $4.3 million on or before the Early Exercise Expiry Date;

*          Issue approximately 8,682,131 common shares pursuant to the exercise of the Warrants by holders in accordance with the original terms of the Warrants; and

*          Issue approximately 694,570 Incentive Shares to Warrant holders pursuant to the early exercise of the Warrants, and an additional 63,550 Incentive Shares to previous Warrant holders who have exercised Warrants to-date, on or before the Early Exercise Expiry Date.

The terms and conditions of the Program and the method of exercising Warrants pursuant to the Program are set forth in letter which is being mailed to the registered address of each Warrantholder, posted on SEDAR and is available on the Company’s website at www.sandspringresources.com.

Holders of Warrants who elect to participate in the Program will be required to deliver to the following to the Company on or prior to at 5:00 p.m. (Toronto time) Thursday, March 25, 2010:

(i)         a duly completed and executed Exercise Form, in the form which accompanies the certificate representing the Warrants;

(ii)        the original certificate representing the Warrants being exercised; and

(iii)       the applicable aggregate exercise price payable to the Company by way of certified cheque, money order, bank draft or wire transfer in lawful money of Canada.

To the extent that holders of the Warrants take advantage of the opportunity to exercise their Warrants early, this will strengthen Sandspring’s current cash position and provide the Company with additional working capital to accelerate the exploration and development of its Toroparu Copper-Gold Project in Guyana, based on the positive drilling results announced by the Company in its press releases of December 9, 2009, January 26, 2010 and February 9, 2010, respectively. Additional exploration activities are expected to include additional diamond drilling and geochemical and geophysics surveying.

The transaction is subject to the receipt of all final regulatory approvals, including the final approval of the TSX Venture Exchange.

Any Warrants that are not exercised prior to the Early Exercise Expiry Date will remain outstanding and continue to be exercisable for common shares of the Company on their existing terms.

The Warrants were originally issued by the Company as part of a unit underlying subscription receipts of the Company issued in connection with the private placement financings and the Company’s qualifying transaction, involving the acquisition of 100% of the Toroparu Copper-Gold Project, as detailed in the Company’s prospectus dated November 13, 2009 filed on SEDAR. The Warrants are governed by a common share purchase warrant indenture dated as of November 24, 2009, between the Company and Computershare Trust Company of Canada as warrant agent (the “Warrant Indenture”).

The Underlying Shares and Incentive Shares to be issued pursuant to the exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S.

Persons (as defined in Regulation S promulgated under the U.S. Securities Act) unless registered under the U.S. Securities Act and any applicable state securities laws or an exemption therefrom is available. A U.S. Warrant holder may not exercise Warrants during the Early Exercise Period, or otherwise, unless such person provides either (i) a written certification that the holder is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, and delivers a duly completed and executed Warrant exercise form as required under section 3.2 of the Warrant Indenture to the Company by the Early Exercise Expiry Date in order for such U.S. Warrant holder to exercise its Warrants and receive Underlying Shares and Incentive Shares; or (ii) a written opinion of counsel reasonably satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Underlying Shares and the Incentive Shares upon the exercise of the Warrants. Any U.S. Warrant holder who does not comply with such requirements will not be permitted to exercise its Warrants to receive the Underlying Shares and Incentive Shares, and such Warrants will remain outstanding following the completion of the Program. No Warrants owned by a Warrant holder (A) who is in the United States, or (B) who is a U.S. Person who holds a Warrant for the account or benefit of a U.S. Person or a person in the United States may be exercised through the Clearing and Depository Services Inc. ("CDS") and no Underlying Shares and Incentive Shares will be exchanged for Warrants beneficially owned by such persons in CDS. All Warrants owned by such Warrant holders must be immediately withdrawn from CDS.

Mackie Research Capital Corporation is acting as financial advisor to Sandspring in connection with the Program.

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s new website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Scott Issel, CA, Controller
Sandspring Resources Ltd. Tel: 303-991-5677

Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements and forward-looking information concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. All statements and information, other than statements and information of historical fact, are forward-looking.  Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward- looking statements are based on the current opinions and expectations of management based on information currently available to the Company.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, and even if such results are realized or substantially realized, there can be no assurance that they will have the expected consequences for the Company.  Risks including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks, the availability of financing, the successful completion of the Company’s proposed early exercise warrant program, and the other risks disclosed in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and the reader is cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected operational and financial performance as well as the Company’s plans and objectives and may not be appropriate for other purposes.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This is not an offer for sale, or a solicitation of an offer to buy, in the United States or to any “U.S. Person,” as such term is defined in Regulation S under the U.S. Securities Act of any equity shares or any other securities of Sandspring. The common shares of Sandspring to be issued as described in this press release have not been registered under the U.S. Securities Act and may not be offered or sold in the United States (or to a U.S. person) absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act.

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